September 27, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Kevin Woody, Branch Chief, Division of Corporate Finance

Re:	Northstar Realty Finance Corp.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Quarterly Period Ended March 31, 2007
File No. 001-32330

Dear Mr. Woody:

Set forth below is the response of NorthStar Realty Finance Corp. (the “Company”) to the verbal comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received in a telephone conversation with Jennifer Monick on September 19, 2007, with respect to the Company’s Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) filed on March 15, 2007 and the Company’s Form 10-Q for the quarterly period ended March 31, 2007 (the “Form 10-Q”) filed on May 10, 2007.

The Staff has asked the Company to clarify why its management team (“Management”) believes that adjusted funds from operations (“AFFO”), determined on a basis that excludes equity based compensation, is an appropriate measure of the Company’s operating performance generally, as well as the Company’s operating performance period over period.

In response to the Staff’s comments, Management believes that it is important to the Company’s investors to exclude equity based compensation in determining AFFO, along with other non-cash items such as depreciation of real estate, in order to provide a more accurate measure of the Company’s ability to generate cash earnings from its business. Additionally, Management and the Company’s Board of Directors utilize AFFO, exclusive of equity based compensation, in its budgeting process, in determining the Company’s quarterly dividend, in determining the performance of the Company’s business lines and, as disclosed in the Company’s 2007 proxy statement (pages 16-17), in the consideration of compensation for Management. Although not dispositive, several of the Company’s lenders (via financial covenants in credit facilities that utilize AFFO exclusive of equity based compensation) and each of the twelve analysts that cover the Company, also utilize AFFO, exclusive of equity based compensation, as an important measure of the Company’s operating performance.

Furthermore, Management believes that excluding equity based compensation from AFFO is an appropriate measure of the Company’s operating performance period over period, because recurring non-cash items can vary period over period, and to a greater extent, year over year. By excluding non-cash items from AFFO, Management believes that investors are better able to compare the Company’s operating performance between periods and in a manner that more closely approximates Management’s own comparison.

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The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2650 or Albert Tylis, General Counsel at (212) 547-2641.

Sincerely, /s/ Andrew C. Richardson Andrew C. Richardson Chief Financial Officer and Treasurer

cc:	Jennifer Monick (Securities and Exchange Commission) William G. Farrar (Sullivan & Cromwell LLP) Albert Tylis (NorthStar Realty Finance Corp.) Winston Wilson (Grant Thornton LLP)